Free Writing Prospectus	Filed pursuant to Rule 433 under the Securities Act
(To the Preliminary Prospectus	Registration No. 333-193834
Supplement dated September 8, 2014)

Celanese US Holdings LLC
€300,000,000 3.250% Senior Notes due 2019
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Term Sheet
September 10, 2014

Issuer:	Celanese US Holdings LLC

Guarantors:	Celanese Corporation and certain subsidiaries of the Issuer

Principal Amount:	€300,000,000

Title of Securities:	3.250% Senior Notes due 2019 (the "Notes")

Maturity:	October 15, 2019

Offering Price:	100.000%, plus accrued interest from September 24, 2014, if any.

Coupon:	3.250%

Yield to Maturity	3.250%

Benchmark Bund:	3.250% due January 4, 2020

Spread to Benchmark Bund:	302 bps

Interest Payment Dates:	April 15 and October 15 of each year, commencing April 15, 2015

Record Dates:	April 1 and October 1 of each year

Optional Redemption:	Make-whole call at Bund+50 bps

Joint Book-Running Managers:	Deutsche Bank AG, London Branch Merrill Lynch International Citigroup Global Markets Limited HSBC Bank plc J.P. Morgan Securities plc The Royal Bank of Scotland plc

Co-Managers:	Barclays Bank PLC Commerzbank Aktiengesellschaft Morgan Stanley & Co. LLC Mitsubishi UFJ Securities International plc PNC Capital Markets LLC SMBC Nikko Capital Markets Limited

Trade Date:	September 10, 2014

Settlement Date:	September 24, 2014 (T+10)

We expect that delivery of the Notes will be made against payment therefor on or about the closing date as specified on the cover page of the Prospectus Supplement, which will be the tenth business day following the date of this Term Sheet (this settlement cycle being referred to as “T +10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date hereof or the next succeeding six business days will be required, by virtue of the fact that the Notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

Distribution:	Registered Offering

Net Proceeds:
We estimate that the net proceeds from this offering of the Notes will be approximately €300 million ($388 million, based on a €/$ exchange rate of €1.00/$1.2929 as of September 10, 2014) before deducting underwriting discounts and commissions and other estimated fees and expenses of this offering.

Clearing and Settlement:	Euroclear / Clearstream

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

ISIN / Common Code:	XS1110862148 / 111086214

Anticipated Listing:	New York Stock Exchange

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the Next-Generation EDGAR System on the SEC web site at www.sec.gov. Alternatively, the Issuer or any underwriter will arrange to send you the prospectus if you request it from Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, Telephone: 1-800-503-4611; BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attention: Prospectus Department, Email: dg.prospectus_requests@baml.com; Citigroup Global Markets Limited, Citigroup Centre, Canada Square, Canary Wharf E14 5LB, United Kingdom, Attention: Syndicate Desk, Telephone: +44-0-207-986-9000, Email: mtndesk@citi.com; HSBC Bank plc, 8 Canada Square, Canary Wharf, London E14 5HQ, Telephone: +44 (0)207 991 8888; J.P. Morgan Securities plc, 25 Bank Street, Canary Wharf, Floor 04, London, E14 5JP, United Kingdom, Attention: High Yield Syndicate, Telephone: +44-207-779-2468; or The Royal Bank of Scotland plc, 135 Bishopsgate, London EC2M 3UR, Telephone: +44-207-085-4768.
The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Before you invest, you should read the preliminary prospectus supplement (including the documents incorporated by reference therein) for more information concerning the Issuer and the Notes.
Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.

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